Exhibit 12.1

Ratio of Earnings to Fixed Charges

	September 30,
	2010	2009	2008	2007	2006	2005
Pre tax income	4,767	6,350	(63,272)	23,678	20,831	11,628

Total fixed charges	11,679	16,921	41,324	54,158	36,985	15,280

Interest expense	11,210	16,280	40,843	53,868	36,695	14,975

Interest on other liabilities	-	-	-	-	-	-
Amortization of subordinated debt origination expense	-	-	-	-	-	9

Estimated interest portion of rent expense (2)	469	641	481	290	290	296
	11,679	16,921	41,324	54,158	36,985	15,280

Preferred stock dividends on a tax equivalent basis	656	3,426	373	68	75	942
	12,335	20,347	41,697	54,226	37,060	16,222

	16,446	23,271	(21,948)	77,836	57,816	26,908
	12,335	20,347	41,697	54,226	37,060	16,222

Ratio of earnings to fixed charges	1.41	1.38	(1)	1.44	1.56	1.76

Earnings to combined fixed charges and preferred

stock dividends to earnings	1.33	1.14	(1)	1.44	1.56	1.66

(1)	Earnings for the year ended December 31, 2008 were inadequate to cover fixed charges. The coverage deficiency was $63.6 million.
(2)	Estimated to be 33% of rent expense paid.